EXHIBIT 99.2

2008 MANAGEMENT’S DISCUSSION AND ANALYSIS

DISCLAIMER

This document contains forward-looking financial and operational information including earnings, cash flow, unitholder distributions, debt levels, production, reserves and capital expenditure projections.  These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, general economic risks and uncertainties, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.  Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (MD&A) dated March 16, 2009 of Vermilion’s operating and financial results for the years ended December 31, 2008 and 2007.  This discussion should be read in conjunction with the Trust’s audited consolidated financial statements for the years ended December 31, 2008 and 2007, together with accompanying notes.

A discussion of Vermilion’s operating and financial results for the fourth quarter of 2008 is contained in Vermilion’s press release dated March 2, 2009 filed on The System for Electronic Document Analysis and Retrieval (SEDAR - www.sedar.com).

NON-GAAP MEASURES

This report includes non-GAAP (“Generally Accepted Accounting Principles”) measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred. Management considers fund flows from operations and per unit calculations of fund flows from operations (see discussion relating to per unit calculations below) to be key measures as they demonstrate the Trust’s ability to generate the cash necessary to pay distributions, repay debt, fund asset retirement costs and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of the Trust’s ability to generate cash that is not subject to short-term movements in operating working capital.  As fund flows from operations also excludes asset retirement costs incurred, it assists management in assessing the ability of the Trust to fund current and future asset retirement costs.  The most directly comparable GAAP measure is cash flows from operating activities.  Fund flows from operations is reconciled to cash flows from operating activities below:

	Years Ended December 31
($000’s)	2008	2007
Cash flows from operating activities	$660,135	$349,890
Changes in non-cash operating working capital	(96,369)	31,965
Asset retirement costs incurred	10,200	4,056
Fund flows from operations	$573,966	$385,911

“Acquisitions, including acquired working capital deficiency” is the sum of “Acquisition of petroleum and natural gas properties” and “Corporate acquisition, net of cash acquired” as presented in the Trust’s consolidated statements of cash flows plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property or corporate acquisition. Acquisitions, including acquired working capital deficiency, is reconciled below:

	Years Ended December 31
($000’s)	2008	2007
Acquisition of petroleum and natural gas properties from consolidated statements of cash flows	$46,466	$121,294
Corporate acquisition, net of cash acquired from consolidated statements of cash flows	1,764	-
Working capital deficiencies acquired from investments and acquisitions
(see financial statement notes for relevant period)	-	8,311
Acquisitions, including acquired working capital deficiency	$48,230	$129,605

“Net debt” is the sum of long-term debt and working capital and is used by management to analyze the financial position and leverage of the Trust.  Net debt is reconciled below to long-term debt which is the most directly comparable GAAP measure:

	As At December 31
($000’s)	2008	2007
Long-term debt	$197,651	$452,490
Current liabilities	250,275	150,620
Current assets	(240,173)	(186,252)
Net debt	$207,753	$416,858

2008 Management’s Discussion and Analysis – Exhibit 99.2	2

“Cash distributions per unit” represents actual cash distributions paid per unit by the Trust during the relevant periods.

“Net distributions” is calculated as distributions declared for a given period less proceeds received by the Trust pursuant to the Distribution Reinvestment Plan (“DRIP”).  Distributions both before and after DRIP are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Trust is being used to fund distributions.  Net distributions is reconciled below to distributions declared, the most directly comparable GAAP measure:

	Years Ended December 31
($000’s)	2008	2007
Distributions declared	$158,674	$136,389
Issue of trust units pursuant to the distribution reinvestment plan	(18,453)	(35,992)
Net distributions	$140,221	$100,397

“Total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred” is calculated as the addition of net cash distributions as determined above plus the following amounts for the relevant periods from the Trust’s consolidated statements of cash flows:  “Drilling and development of petroleum and natural gas properties”, “Contributions to reclamation fund” and “Asset retirement costs incurred.”  This measure is reviewed by management and is also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by the Trust that is available to repay debt and fund potential acquisitions.  This measure is reconciled to the relevant GAAP measures below:

	Years Ended December 31
($000’s)	2008	2007
Distributions declared	$158,674	$136,389
Issue of trust units pursuant to the distribution reinvestment plan	(18,453)	(35,992)
Drilling and development of petroleum and natural gas properties	186,836	175,639
Contributions to reclamation fund	10,378	-
Asset retirement costs incurred	10,200	4,056
	$347,635	$280,092

“Netbacks” are per-unit of production measures used in operational and capital allocation decisions.

“Adjusted basic trust units outstanding” and “Adjusted basic weighted average trust units outstanding” are used in the per unit calculations on the Highlights schedule of this document and are different from the most directly comparable GAAP figures in that they include amounts related to outstanding exchangeable shares at the period end exchange ratio.  As the exchangeable shares will eventually be converted into units of the Trust, management believes that their inclusion in the calculation of basic rather than only diluted per unit statistics provides meaningful information.  “Diluted trust units outstanding” is the sum of “Adjusted basic trust units outstanding” plus outstanding awards under the Trust’s Unit Rights Incentive Plan and the Trust Unit Award Incentive Plan, based on current performance factor estimates.  These measures are reconciled to the relevant GAAP measures below:

	As At December 31
	2008	2007
Trust units outstanding	70,212,769	67,335,427
Trust units issuable pursuant to exchangeable shares outstanding	6,790,112	6,935,605
Adjusted basic trust units outstanding	77,002,881	74,271,032
Potential trust units issuable pursuant to unit compensation plans	1,917,278	2,999,800
Diluted trust units outstanding	78,920,159	77,270,832

	As At December 31
	2008	2007
Basic weighted average trust units outstanding	69,548,183	66,122,423
Trust units issuable pursuant to exchangeable shares outstanding	7,108,202	6,935,786
Adjusted basic weighted average trust units outstanding	76,656,385	73,058,209

2008 Management’s Discussion and Analysis – Exhibit 99.2	3

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance.  In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions.  These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results.  These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Highlights ($000’s except per unit amounts)	2008	2007	2006
Revenues	$1,001,905	$707,334	$618,072
Net earnings	229,189	164,286	146,923
Per unit, basic	3.30	2.48	2.30
Per unit, diluted	3.23	2.39	2.22
Fund flows from operations	573,966	385,911	342,502
Per unit, adjusted basic	7.49	5.28	4.86
Return on equity (%)	33.2	28.2	29.5
Total assets	1,798,359	1,668,123	1,462,839
WTI (US$/bbl)	99.65	72.34	66.21
AECO (CDN$/mcf)	8.13	6.45	6.53
Realized price ($/boe)	83.61	61.86	61.80
Fund flows netback ($/boe)	$47.91	$33.75	$34.25

2008 Summary of Quarterly Results
($000’s except per unit amounts)	Q1	Q2	Q3	Q4
Revenue	$229,459	$341,405	$245,712	$185,329
Net earnings	26,196	102,289	86,949	13,755
Per unit basic	0.38	1.47	1.24	0.20
Per unit diluted	$0.37	$1.44	$1.22	$0.19

2007 Summary of Quarterly Results
($000’s except per unit amounts)	Q1	Q2	Q3	Q4
Revenue	$148,808	$164,862	$187,939	$205,725
Net earnings	31,347	41,050	48,640	43,249
Per unit basic	0.48	0.62	0.73	0.65
Per unit diluted	$0.47	$0.60	$0.71	$0.62

VERMILION ENERGY TRUST OVERVIEW

Mission Statement
“To consistently deliver superior rewards for all our stakeholders”

Vision Statement
“To be recognized as the premier Canadian based international energy trust”

Vermilion’s mission and vision statements guide the overall strategy and activities of the Trust.  By striving to meet the goals entrenched within these statements, the Trust aims to provide stability for its unitholders through the implementation of a successful strategy, quality assets and proven leadership.

2008 Management’s Discussion and Analysis – Exhibit 99.2	4

Stability
From the Trust’s inception in January, 2003 through November, 2007 the Trust paid a consistent monthly distribution of $0.17.  In December, 2007 the Trust increased its distribution by 12% to $0.19 per month and it has maintained that level since.  In 2007 Vermilion was the only conventional energy trust to increase distributions and this achievement was a result of the Trust’s conservative fiscal practices.  Vermilion has paid out the lowest portion of its fund flows from operations in the form of total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as compared to other conventional energy trusts.  The Trust’s balance sheet is very strong and is well positioned to weather the recent downturn in commodity prices.  Vermilion also has significant upside potential through its interest in Verenex Energy Inc. (“Verenex”) which has met with strong success in its exploration activities in Libya.

Vermilion also provides stability by adhering to strong core values at all levels of the Trust.  The Trust’s Board of Directors has been recognized in corporate governance surveys for excellence in governance practices that included board composition, compensation, shareholder rights, disclosure, accountability and total return performance.

Successful Strategy
Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions.  Vermilion focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects.  The Trust engages in prudent and conservative financial management policies which lay the groundwork for the execution of its strategy.

Quality Assets
Vermilion targets undercapitalized properties that are rich with low risk opportunities for acquisition.  As a result of this focus, Vermilion has acquired and further developed quality assets in four different countries.

Canada
Vermilion operates over 800 wells in three core areas, all in Alberta.  The properties include a significant light oil field at Utikuma, multiple level, and liquid-rich tight gas reservoirs in the Drayton Valley region and a coalbed methane and shallow gas development in Central Alberta.  Vermilion controls approximately 261,485 net acres of land and operates significant oil and natural gas processing facilities with combined throughput of more than 100,000 bbls/d of fluids and 90 mmcf/d of natural gas.   Vermilion maintains a steady program of drilling and recompletions in the Drayton Valley region and is evaluating new completion techniques that are revitalizing some of these challenging fields.  The Trust employs reservoir optimization techniques to improve recoveries from the Utikuma reservoir and will continue to manage the long-term development of its coalbed methane assets.

France
The Trust initially acquired its France assets in 1997 and in 2006 Vermilion added additional and complementary assets to its French asset base.  Vermilion’s properties in France produce 98% oil and include three massive fields at Chaunoy, Cazaux and Parentis.  The Trust is focusing on increasing oil recovery from these fields to extend their reserve life.  Vermilion’s reserve life index in France is greater than 13 years and these properties represent a core focus of Vermilion’s operations and a stable source of our production.

Netherlands
Acquired in 2004, Vermilion’s Netherlands assets produce natural gas which is sold in a regulated environment at an oil-based index price.  Vermilion believes that there are numerous potential prospects in this region and has plans to recommence drilling in the Netherlands in 2010.

Australia
Vermilion initially acquired a 60% interest in the Wandoo field, offshore the northwest shelf of Australia, in 2005.  In 2006 and 2007, Vermilion significantly expanded fluid handling and processing capacity on the platform from approximately 114,000 bbls to 150,000 bbls.  In 2007 the Trust acquired the remaining 40% of this oil producing asset.  In December 2008, the Trust announced it had successfully drilled and completed two new ‘attic oil’ wells and Vermilion intends to continue to review development opportunities in this field.

2008 Management’s Discussion and Analysis – Exhibit 99.2	5

Proven Leadership

The members of Vermilion’s executive management team average more than 20 years of operating experience and are led by Lorenzo Donadeo, President and CEO, who is one of the three co-founders of the predecessor company, Vermilion Resources Ltd.  Vermilion and its management team have a strong track record of providing high returns to its unitholders.

2008 REVIEW AND 2009 GUIDANCE

The following table summarizes the Trust’s 2008 actual results as compared to guidance and the Trust’s 2009 guidance:

($000’s except production amounts)	Capital Expenditures	Production
2008 Guidance
Provided March 3	$182,000	31,000 – 32,000 boe/d
Updated May 2	$210,000	32,000 – 33,000 boe/d
2008 Actual	$186,836	32,741 boe/d
2009 Guidance	$120,000	30,000 – 31,000 boe/d

Vermilion provided initial guidance as to its expected 2008 development capital expenditure program and production forecast in March 2008, corresponding with the release of 2007 year-end results.  The initial production guidance figures include the impact of Vermilion’s January 2008 acquisition of approximately 1,000 boe/d of production for $47 million.  By May, oil price expectations had risen even further and Vermilion expanded both its production guidance figures and expected development capital program.   Vermilion was able to achieve its full-year 2008 production guidance figures, due largely to strong performance from Canadian operations.  Development capital expenditures for 2008 came in below guidance levels due mostly to the deferral of the Parentis and Les Mimosas drilling programs in France.

OPERATIONAL ACTIVITIES

Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A barrel of oil equivalent (“boe”) is based on a conversion rate of six thousand cubic feet of natural gas to one barrel of oil and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canada

In Canada, the Trust participated in the drilling of 44 wells (29.1 net) during 2008, resulting in 34 gas wells (22.9 net), two oil wells (2.0 net), one abandoned wells (1.0 net) and seven standing wells (3.2 net) awaiting further evaluation and tie-in.  The total wells include 24 CBM and shallow gas wells (16.8 net).

France

In France, Vermilion participated in the drilling and completion of one oil well (0.2 net) at Itteville in the Paris Basin.  An active workover and recompletion program across all of its properties was instrumental in holding production declines to minimal levels, despite the low drilling activity.  As well, much time and capital was focused on the repair and maintenance of surface facilities in the Chaunoy field acquired in 2006.  Depending on commodity price strength, a significant increase in well workovers and recompletions is scheduled for France in 2009.

Netherlands

In the Netherlands, Vermilion focused efforts on the permitting process for six new wells.  One of these in the Harlingen area has been shelved indefinitely, while approvals on the remaining five permits are in various stages of completion.  Vermilion has deferred the drilling of these wells, which were to begin in the second half of 2009.  No production from these wells was included in any of Vermilion’s previous forecasts for 2009.

2008 Management’s Discussion and Analysis – Exhibit 99.2	6

Australia

Vermilion completed the successful drilling of two infill wells in the Wandoo field.   These wells were completed higher up in the reservoir under the assumption that the significant aquifer drive had physically forced the oil column upward.  The projections appear accurate as these two wells were completed in a clean oil (no water) column and continue to produce 1,000 bbls/d of water-free oil each after 60 days on production.  Prior to drilling the first horizontal well a vertical section was drilled to test the presence of un-recovered oil on the flank of the Wandoo reservoir.  Early indications suggest that this oil may be recoverable through future development drilling.  Vermilion will continue to evaluate the performance of these recent wells and begin the planning of additional development drilling, hopefully by 2010.

PRODUCTION

Average production in Canada during 2008 was 4,172 bbls/d of oil and NGLs and 51.2 mmcf/d of natural gas (12,696 boe/d) compared to 4,081 bbls/d of oil and NGLs and 47.7 mmcf/d of natural gas (12,038 boe/d) in 2007, representing a year-over-year increase of 5.5%.  Fourth quarter 2008 production averaged 12,448 boe/d, compared to 12,065 boe/d in the fourth quarter of 2007.

Production in France averaged 8,710 boe/d in 2008, 1.1% lower than the 8,809 boe/d produced in 2007, reflecting a limited drilling program.  Fourth quarter production of 8,630 boe/d in 2008 was 3.5% lower than the 8,946 boe/d produced in France during the fourth quarter of 2007.

Production in the Netherlands averaged 4,562 boe/d in 2008, an increase of 3.4% from the 4,413 boe/d recorded in 2007, due primarily to the tie-in of the 2007 wells, less the impact of the shut-down at Harlingen.  Fourth quarter production averaged 4,043 boe/d in 2008 compared with 4,468 boe/d during the same period in 2007.

Australia production averaged 6,773 boe/d in 2008, compared to 6,065 boe/d in 2007 as Vermilion benefitted from a full year of production at 100% ownership of the field.  Production during the fourth quarter of 2008 averaged 7,117 boe/d, compared to 7,591 boe/d during the same period in 2007, reduced slightly by the interruption of drilling activities, some platform maintenance and year-end cyclone activity.  Current production levels have approached 9,000 boe/d although first quarter cyclone activity is expected to dampen that number somewhat.

	Year Ended December 31, 2008			Year Ended December 31, 2007			Year Ended December 31, 2006
	Oil &	Natural		Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	NGLs	Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)
Canada	4,172	51.15	12,696	4,081	47.74	12,038	4,011	40.99	10,843
France [2]	8,514	1.17	8,710	8,621	1.13	8,809	7,576	1.35	7,800
Netherlands	24	27.23	4,562	40	26.24	4,413	31	29.47	4,943
Australia [1]	6,773	-	6,773	6,065	-	6,065	3,815	-	3,815
Total	19,483	79.55	32,741	18,807	75.11	31,325	15,433	71.81	27,401
1 Acquisition of remaining 40% interest effective June 20, 2007
2 Vermilion Emeraude REP SAS effective from July 10, 2006

2008 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	12,730	12,915	12,693	12,448
France	8,800	8,536	8,872	8,630
Netherlands	5,096	4,980	4,142	4,043
Australia	6,446	7,312	6,220	7,117
Total	33,072	33,743	31,927	32,238

2007 Quarterly Production (boe/d)	Q1	Q2	Q3	Q4
Canada	12,054	12,351	11,686	12,065
France	8,055	9,221	9,002	8,946
Netherlands	4,754	3,904	4,529	4,468
Australia [1]	4,227	5,440	6,955	7,591
Total	29,090	30,916	32,172	33,070
1 Acquisition of remaining 40% interest effective June 20, 2007

2008 Management’s Discussion and Analysis – Exhibit 99.2	7

CAPITAL EXPENDITURES

Capital spending, including acquisitions for the year totaled $235.1 million compared to $296.9 million spent in 2007.   The costs incurred to drill and complete two new offshore Australia wells during the fourth quarter of 2008 resulted in increased non-acquisition capital spending year over year.  Acquisition related capital spending decreased on a year to date basis from the prior year as a result of the 2007 acquisition of the remaining 40% interest in the Wandoo field, offshore Australia for $117.9 million as compared to purchase in the first quarter of 2008 of $44.1 million of producing properties in the Drayton Valley area in Canada.

Capital Expenditures ($000’s)	2008	2007	2006
Land	$5,183	$3,484	$2,025
Seismic	10,989	491	2,555
Drilling and completion	78,542	89,081	48,559
Production equipment and facilities	56,974	61,586	58,160
Recompletions	19,789	11,021	15,280
Other	15,359	9,976	10,360
	186,836	175,639	136,939
Acquisitions (excluding acquired working capital deficiency)	48,230	121,294	151,039
	$235,066	$296,933	$287,978

Capital Expenditures by Country ($000’s)	2008	2007	2006
Canada	$103,725	$69,713	$111,216
France	55,669	73,504	164,523
Netherlands	13,019	22,275	3,673
Australia	62,653	131,441	8,566
	$235,066	$296,933	$287,978

FINANCIAL REVIEW

During the year ended December 31, 2008, the Trust generated fund flows from operations of $574.0 million compared to $385.9 million in 2007.  The year over year increase in fund flows from operations of $188.1 million is largely the result of higher average commodity prices in 2008 versus 2007.  The GAAP measure, cash flows from operating activities similarly increased year over year to $660.1 million for the year ended December 31, 2008 from $349.9 million for 2007.

Increased year over year fund flows from operations have allowed Vermilion to further strengthen its financial position and at December 31, 2008 the Trust’s net debt was $207.8 million which represents a decrease of 50% from the net debt of $416.9 million at December 31, 2007.  The Trust’s long-term debt has decreased to $197.7 million at December 31, 2008 from $452.5 million at December 31, 2007.  At December 31, 2008 Vermilion’s net debt represented less than 40% of its fourth quarter annualized fund flows from operations.

For the year ended December 31, 2008 total net distributions, capital expenditures, reclamation fund contributions and asset retirement costs incurred as a percentage of fund flows from operations was 61% versus 73% for the corresponding period in the prior year.  The year over year improvement in this metric relates to the significantly higher fund flows from operations achieved in 2008 versus 2007 which was associated with higher average commodity prices during 2008.

2008 Management’s Discussion and Analysis – Exhibit 99.2	8

FUND FLOWS NETBACKS

Fund flows from operations was $574.0 million in 2008, as compared to $385.9 million in 2007 due to higher average commodity prices during 2008.

2008 Fund Flows Netback ($/boe)	Q1	Q2	Q3	Q4	2008	2007	2006
Oil and gas revenues	$76.24	$111.19	$83.65	$62.49	$83.61	$61.86	$61.80
Realized hedging gain or (loss)	(0.73)	(1.94)	(1.51)	0.66	(0.89)	(0.25)	(0.02)
Royalties	(12.18)	(18.35)	(12.03)	(0.83)	(10.92)	(8.53)	(9.22)
Transportation	(2.14)	(1.94)	(1.70)	(2.08)	(1.96)	(2.01)	(1.05)
Operating costs	(11.08)	(10.78)	(12.10)	(14.01)	(11.98)	(10.45)	(9.65)
Operating netback	50.11	78.18	56.31	46.23	57.86	40.62	41.86
General and administration	(1.64)	(2.33)	(2.57)	(1.76)	(2.07)	(1.64)	(1.58)
Interest	(2.04)	(1.67)	(0.91)	(0.80)	(1.36)	(1.95)	(1.68)
Current taxes	(6.94)	(13.58)	(6.77)	(0.46)	(6.99)	(2.98)	(4.29)
Proceeds on sale of investments	-	-	0.02	-	0.01	0.11	-
Foreign exchange	0.18	1.39	(1.22)	1.42	0.46	(0.41)	(0.06)
Fund flows netback	$39.67	$61.99	$44.86	$44.63	$47.91	$33.75	$34.25

2007 Fund Flows Netback ($/boe)	Q1	Q2	Q3	Q4
Oil and gas revenues	$56.83	$58.60	$63.50	$67.62
Realized hedging gain or (loss)	0.31	(0.11)	0.01	(1.11)
Royalties	(6.76)	(7.32)	(10.18)	(9.57)
Transportation	(1.58)	(2.30)	(2.13)	(1.97)
Operating costs	(10.40)	(9.91)	(10.16)	(11.28)
Operating netback	38.40	38.96	41.04	43.69
General and administration	(2.15)	(1.69)	(1.55)	(1.24)
Interest	(1.76)	(1.68)	(2.14)	(2.18)
Current taxes	(5.37)	(3.23)	(3.44)	(0.23)
Proceeds on sale of investments	-	-	-	0.40
Foreign exchange	(0.11)	(2.11)	(0.54)	1.03
Fund flows netback	$29.01	$30.25	$33.37	$41.47

REVENUE

Revenue for the year ended December 31, 2008 was $1.0 billion compared $707.3 million in 2007.  Vermilion’s combined crude oil and NGL price was $101.32 per boe in 2008, an increase of 36.8% over the $74.08 per boe reported in 2007.  The natural gas price realized was $9.60 per mcf in 2008 compared to $7.25 per mcf in 2007, a 32.4% increase year over year.  Vermilion’s higher revenue year over year was associated with higher average commodity prices in 2008 versus 2007.

	Years Ended December 31
($000’s except per boe and per mcf)	2008	2007
Crude oil & NGLs	$722,512	$508,540
Per boe	$101.32	$74.08
Natural gas	279,393	198,794
Per mcf	$9.60	$7.25
Petroleum and natural gas revenue	$1,001,905	$707,334
Per boe	$83.61	$61.86

2008 Management’s Discussion and Analysis – Exhibit 99.2	9

DERIVATIVE INSTRUMENTS

Vermilion manages a component of its risk exposure through prudent commodity and currency economic hedging strategies.  The extent of Vermilion’s hedging activities is driven, in part, by the state of the Trust’s balance sheet.  With low net debt levels and a strong balance sheet, the Trust’s recent hedging activities have been minimal.  Vermilion had the following financial derivatives in place at December 31, 2008:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US$1.00/bbl	500	$100.50 - $200.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$ 65.00 - $ 85.00

The impact of Vermilion’s economic hedging program decreased the fund flows netback by $0.89 per boe for the year ended December 31, 2008 as the price of oil was in excess of the ceiling on the majority of the Trust’s collars for much of the year.  This compares to a hedging cost of $0.25 per boe in 2007.

ROYALTIES

Consolidated royalties for the year ended December 31, 2008 were $10.92 per boe as compared to $8.53 per boe in 2007.  As a percent of revenue for the year ended December 31, 2008, royalties were 13% as compared to 14% in 2007.

In the fourth quarter of 2008 Vermilion had a very active capital program in Australia which resulted in the Trust realizing significant royalty relief in that jurisdiction.  The level of capital expenditures associated with the drilling and completion of two offshore wells was sufficiently large that the Trust received a one-time rebate on previously paid royalties.

In Canada, royalties as a percent of revenue for the year ended December 31, 2008 remained relatively consistent at 19.5% as compared to 19.2% in the prior year.  The new royalty framework and the related revisions announced by the Alberta government are not expected to significantly change Vermilion’s Canadian royalties as a percent of revenue in 2009.

In France, a portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices.  Accordingly for 2008, royalties as a percent of revenue were lower at 5.9% versus 6.6% in the prior year due to higher average commodity prices in 2008.

Production in the Netherland is not subject to royalties.

	Years Ended December 31
($000’s except per boe and per mcf)	2008	2007
Crude oil & NGLs	$96,736	$73,933
Per boe	$13.57	$10.77
Natural gas	34,092	23,585
Per mcf	$1.17	$0.86
Royalties	$130,828	$97,518
Per boe	$10.92	$8.53

2008 Management’s Discussion and Analysis – Exhibit 99.2	10

OPERATING COSTS

Consolidated operating costs per boe for the year ended December 31, 2008 were $11.98 compared to $10.45 for 2007.  Canadian operating costs have increased to $10.48 per boe from $9.49 per boe in 2007 as a result as a result of a higher electrical power and salary costs coupled with slightly lower production.

Operating costs in France increased in 2008 to $11.98 per boe compared to $9.21 per boe in 2007.  This increase is attributable to significant well intervention work that was performed in the fourth quarter of 2008.  Vermilion expects its full year France operating costs in 2009 to be approximately $13.00 per boe however the timing of well intervention work will likely cause the results of individual quarters to differ.

Australian operating costs increased to $14.64 per boe in 2008 from $13.19 per boe in 2007 as a result of increased levels of diesel and power consumption.

On a year to date basis, operating costs in the Netherlands increased in 2008 to $12.19 per boe versus $11.80 per boe in 2007 due to higher power and salary costs while production was relatively consistent year over year.

	Years Ended December 31
($000’s except per boe and per mcf)	2008	2007
Crude oil & NGLs	$90,250	$75,102
Per boe	$12.66	$10.94
Natural gas	53,288	44,415
Per mcf	$1.83	$1.62
Operating	$143,538	$119,517
Per boe	$11.98	$10.45

TRANSPORTATION

Transportation costs are a function of the point of legal transfer of the product and are dependent upon where the product is sold, product split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.  For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead.  The majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to the refinery.  In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

Transportation costs in France continue to be higher than historic levels as a result of the oil spill at the Ambès Terminal that occurred in January 2007.  In early March 2008, Vermilion resumed transporting crude to the Ambès terminal via pipeline and all trucking operations ceased.  As a result of the limited capacity of the storage tank rented at the terminal, a vessel has been retained on a full-time basis and serves as a temporary storage tank when not transporting product to the refinery.  Transportation costs in France are relatively consistent year over year and will continue to be higher than pre-January 2007 levels until full resumption of terminal operations occurs, which is expected during the second half of 2009.

	Years Ended December 31
($000’s except per boe)	2008	2007
Transportation	$23,545	$22,926
Per boe	$1.96	$2.01

2008 Management’s Discussion and Analysis – Exhibit 99.2	11

GENERAL AND ADMINISTRATION EXPENSE

General and administration expenses per boe for the year ended December 31, 2008 were $2.07 as compared to $1.64 in 2007.  The increase per boe from 2007 is associated with information technology project expenses and higher business development costs as well as an overall increase in consulting costs.  The increase in business development costs are a result of higher activity levels whereby more acquisition opportunities were evaluated.  Consultants are used frequently by Vermilion to complement staff during times of peak workload and to facilitate project work.

	Years Ended December 31
($000’s except per boe)	2008	2007
General and administration	$24,837	$18,726
Per boe	$2.07	$1.64

UNIT BASED COMPENSATION EXPENSE

Non-cash unit based compensation expense for the year ended December 31, 2008 was $18.4 million as compared to $14.0 million in 2007.  For 2008, this expense relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Award Incentive Plan.  The 2007 figures also include expense associated with the Trust Unit Rights Incentive Plan, the value of which had been fully amortized by December 31, 2007 resulting in no expense for this plan being recognized in 2008.

The year over year increase in the expense compared to 2007 is associated with an adjustment to the Trust’s estimates related to its Trust Unit Award Incentive Plan that was recorded in the fourth quarter of 2007.

	Years Ended December 31
($000’s except per boe)	2008	2007
Unit based compensation expense	$18,388	$13,985
Per boe	$1.53	$1.22

INTEREST EXPENSE

Interest expense for the year ended December 31, 2008 was $16.3 million as compared to $22.3 million in 2007.  The decrease in interest expense in 2008 versus 2007 is a result of significantly lower debt levels.

	Years Ended December 31
($000’s except per boe)	2008	2007
Interest	$16,331	$22,330
Per boe	$1.36	$1.95

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE

Depletion, depreciation and accretion expenses per boe for the year ended December 31, 2008 were $21.32 as compared to $18.49 in 2007.  Depletion, depreciation and accretion rates in 2008 have increased from the rates per boe in 2007 due primarily to higher finding, development and acquisition costs incurred by the Trust.

	Years Ended December 31
($000’s except per boe)	2008	2007
Depletion, depreciation and accretion	$255,473	$211,397
Per boe	$21.32	$18.49

TAXES

Vermilion is subject to current taxes in France, the Netherlands and Australia.  Current taxes for the year ended December 31, 2008 increased to $83.8 million compared to $34.0 million in the prior year.  This increase is attributable to the significant increase in year over year revenues associated with higher commodity prices in 2008.  Current taxes for the fourth quarter of 2008 were significantly lower than the expense recorded in prior quarters in 2008 as a result of lower average commodity prices as well as certain deductions taken in France, the Netherlands and Australia in the fourth quarter of 2008.

2008 Management’s Discussion and Analysis – Exhibit 99.2	12

As at December 31, 2008, Vermilion had the following tax pools:

($000’s)	Oil & Gas Assets		Tax Losses	Other	Total
Canada	$313,519	(1)	$186,253	$1,721	$501,493
France	59,249	(2)	60,854	-	120,103
Australia	202,083	(1)	-	-	202,083
Netherlands	65,036	(2)	-	-	65,036
Total	$639,887		$247,107	$1,721	$888,715
(1) Deduction calculated by various declining balance rates (2) Deduction calculated by unit of production method

On June 22, 2007 Federal legislation to tax certain types of income in publicly traded income and royalty trusts (“SIFT Rules”) received royal assent.  The main purpose of the SIFT Rules was to introduce a tax structure for trusts similar to that for corporations and the SIFT Rules are expected to take effect at the beginning of 2011.  The SIFT Rules also introduced normal growth guidelines that limit the amount of equity that can be issued by trusts until 2011.  Currently, Vermilion does not anticipate the normal growth guidelines will impede its ability to execute its business strategy.

On June 18, 2008 Federal legislation was enacted to replace the 13% provincial tax component for tax applicable to SIFT trusts with the “provincial SIFT tax rate”.  As substantially all of Vermilion’s Canadian operations are in Alberta, we expect the provincial SIFT tax rate to be 10%.  However, the related income tax regulations for calculating the provincial SIFT tax rate have not been published and therefore are not considered to be substantively enacted  As a result, Vermilion has used the deemed 13% provincial rate to calculate its future taxes.

On November 28, 2008 the Minister of Finance introduced legislation to permit trusts to convert into corporations without any undue tax consequences to either the trust or its unitholders.  As of December 31, 2008 the legislation has not been enacted.

Vermilion has evaluated the impact of the SIFT Rules on the current Trust structure in addition to analyzing other alternative structures to determine the impact to its business model and unitholders.  It is management’s current intention that Vermilion will convert to a corporation by 2013.  The timing of the intended conversion to a corporation will be influenced by a number of factors including strategic business opportunities.  Management will continue to monitor any future changes to tax legislation and determine the impact to the trust structure accordingly.

	Years Ended December 31
($000’s except per boe)	2008	2007
Current taxes	$83,804	$34,033
Per boe	$6.99	$2.98

FOREIGN EXCHANGE

For the year ended December 31, 2008, a combined realized and unrealized foreign exchange loss of $47.1 million was recorded compared to a gain of $11.5 million in 2007.  The combined loss through December 31, 2008 is comprised of a realized gain of $5.5 million and an unrealized, non-cash loss of $52.6 million.  The year to date unrealized loss is largely related to the translation to Canadian dollars of foreign currency denominated future income taxes and asset retirement obligations.  Since December 31, 2007, the Canadian dollar weakened significantly against the Euro resulting in this unrealized loss.

	Years Ended December 31
($000’s except per boe)	2008	2007
Foreign exchange loss (gain)	$47,110	$(11,533)
Per boe	$3.93	$(1.01)

2008 Management’s Discussion and Analysis – Exhibit 99.2	13

EARNINGS

Net earnings for the year ended December 31, 2008 were $229.2 million or $3.30 per unit as compared to $164.3 million or $2.48 per unit in 2007.  The increase in earnings for 2008 versus 2007 is largely associated with higher average commodity price levels in 2008 as compared to the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at December 31, 2008 was $207.8 million compared to $416.9 million as at December 31, 2007.

As at December 31, 2008, the Trust had an unsecured covenant-based credit facility allowing for maximum borrowings of $675 million.  The revolving period under the facility is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

Vermilion purchased 72,800 shares in Verenex Energy Inc. (“Verenex”) during the first quarter of 2008 for total consideration of $0.6 million.  After reflecting these additional shares, Vermilion owned 18.8 million shares representing 42.4% of the outstanding shares of Verenex as at December 31, 2008.

On February 24, 2008 Verenex entered into an agreement under which a company has agreed to acquire all of Verenex's outstanding common shares for $10.00 per share.  Pursuant to this arrangement, Vermilion entered into a lock-up agreement with the acquirer whereby the Trust has agreed to tender its common shares in Verenex under the offer.  Vermilion holds 18.8 million shares in Verenex and accordingly, the Trust's proceeds from a successful transaction would be approximately $187.6 million.

The completion of this transaction is subject to a number of conditions including consent from the Libyan National Oil Corporation and valid acceptance of the offer by at least 66.7% of Verenex's shareholders as well as other governmental and regulatory approvals.

On May 14, 2008, Vermilion suspended the distribution reinvestment plan.  This suspension was effective June 16, 2008 and was the result of continued high commodity prices resulting in fund flows from operations that were in excess of the level needed to sustain the Trust’s business model.  Cash flows from financing activities for the years ended December 31, 2008 and 2007 included cash flows related to the issuance of trust units pursuant to the distribution reinvestment plan of $18.5 million and $36.0 million, respectively.

Liquidity and Capital Resources	2008	2007	2006
Net debt ($m)	$207,753	$416,858	$354,809
Bank facility ($m)	$675,000	$625,000	$500,000
Unused bank facility ($m)	$467,247	$208,142	$145,191
Net debt to fund flows from operations ratio [1]	0.36	1.08	1.04
Net debt to equity ratio [1]	0.28	0.66	0.66
1 These are non-GAAP measures and may not be comparable to similar measures for other entities.

Vermilion has a long-term and short-term need for capital.  Short-term working capital is required to finance accounts receivable, crude oil inventory and other similar short-term assets.  Short-term capital may also be used from time to time to fund cash distributions to maintain consistent monthly cash distributions to unitholders of the Trust.  The acquisition and development of petroleum and natural gas properties requires both short-term and long-term capital.  There are essentially three methods of financing the capital needs of Vermilion; internally generated cash, debt and equity.

Internally generated cash is used primarily for distributions, development capital requirements and contributions to the Trust’s reclamation fund.  Internal cash flow is significantly influenced by commodity prices.  Other risks include exchange rates, interest rates and marketing opportunities, among others.  Vermilion’s business model generally maintains total distributions and capital development expenditures below internally generated cash, using the excess to reduce outstanding indebtedness.  At times, the volatility of commodity prices and/or requirements of certain capital programs may result in total distributions and capital development expenditures exceeding internally generated cash for short periods.

2008 Management’s Discussion and Analysis – Exhibit 99.2	14

Future significant acquisitions of producing properties are expected to be financed through additional bank debt combined with the issuance of trust units, if necessary.  The Trust’s ability and desire to finance acquisitions through the issuance of equity is dependent upon the nature of the market for the issuance of equity as well as the size of the potential acquisition.  It is Vermilion’s preference to finance acquisitions with debt whenever practicable.  In the event that the Trust considers equity financing appropriate, its ability to issue equity is highly dependent on the receptivity of the equity markets.  In recent years, there has been an active market for equity financing of Canadian resource trusts.  In the current environment, the financial crisis has put significant risk on the trust sector’s ability to equity finance.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations (1)	197,651	-	197,651	-	-
Operating lease obligations	53,015	4,063	10,224	7,862	30,866
Total	250,666	4,063	207,875	7,862	30,866
(1) Does not include interest

In addition, the Trust has various other commitments associated with its business operations, none of which in management’s view, are significant.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base.  The reclamation fund is funded by Vermilion Resources Ltd. and its operating subsidiaries.  Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure that reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are expected to be incurred.

As at December 31, 2008, the fair value of the reclamation fund was $63.4 million and the fund was comprised of $21.7 million in cash and short term investments and $41.7 million in equity and debt securities.  A portion of the cash and short term investments and all of the equity and debt securities are professionally managed by third parties.

ASSET RETIREMENT OBLIGATION

At December 31, 2008, Vermilion’s asset retirement obligation was $265.1 million compared to $163.4 million as at December 31, 2007.  The increase is largely attributable to changes in estimates relating to the Trust’s future obligations as well as the impact of exchange rates on foreign currency denominated obligations.

During the years ended December 31, 2008 and 2007, the Trust completed reviews of its estimates of the expected costs to reclaim the net interest in its wells and facilities.  As a result of significantly higher Canadian reclamation costs which have been observed by the industry as a whole, Vermilion adjusted its asset retirement obligations to reflect these increased estimated future costs.  When appropriate, the Trust engages external third party consultants with relevant experience in reclamation activities in the regions in which Vermilion has operations to assist in estimating its asset retirement obligations.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.19 per unit for the year ended December 31, 2008 and declared distributions totalling $158.7 million compared to $136.4 million for the same period in 2007.

Since inception, the Trust has declared $773.4 million in distributions to unitholders as compared to unitholders’ capital of $444.4 million at December 31, 2008.

Proceeds from the Trust’s distributions reinvestment program were $18.5 million in 2008 (2007 - $36.0 million).

2008 Management’s Discussion and Analysis – Exhibit 99.2	15

Sustainability of Distributions

($000’s)
Three Months Ended		Year Ended	Year Ended	Year Ended
	Dec 31, 2008	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Cash flows from operating activities	$142,983	$660,135	$349,890	$306,033
Net earnings	$13,755	$229,189	$164,286	$146,923
Distributions declared	$40,022	$158,674	$136,389	$130,638
Excess of cash flows from operating activities
over cash distributions declared	$102,961	$501,461	$213,501	$175,395
Excess (shortfall) of net earnings over cash
distributions declared	$(26,267)	$70,515	$27,897	$16,285

Excess of cash flows from operating activities over cash distributions declared are used to fund capital expenditures, asset retirement costs, reclamation fund contributions and debt repayments. The current quarter shortfall of net earnings over cash distributions declared is a result of the unrealized, non-cash foreign exchange loss recorded during the quarter and has no immediate impact on distribution sustainability.

The Trust’s policy with respect to distributions is to be conservative and retain a low payout ratio when comparing distributions to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain distributions and allow the payout ratio to rise.  Should the low price cycle remain for an extended period of time, the Trust will evaluate the necessity to change the level of distribution, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Since Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until December 2007.  Since then, the distribution has remained at $0.19 per unit per month.

UNITHOLDERS’ EQUITY

During the year ended December 31, 2008, 2.9 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan.

In October 2008 the Trust acquired and then cancelled 45,600 of its own units pursuant to a normal course issuer bid.  The cost to acquire these units was $1.2 million and this transaction resulted in a decrease to unitholders’ capital and retained earnings of $0.3 million and $0.9 million, respectively.

Unitholders’ capital increased during the same period by $46.4 million as a result of the issuance of those units, $17.3 million as a result of contributed surplus transfer related to unit based compensation plans with a decrease of $0.3 million as a result of the unit buyback.

As at March 16, 2009 there were 70,240,669 trust units outstanding.

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheets represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.  As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units.

2008 Management’s Discussion and Analysis – Exhibit 99.2	16

As at December 31, 2008 there were 4.1 million exchangeable shares outstanding at an exchange ratio of 1.66196 whereby 6.8 million trust units would be issuable upon conversion.  The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time.  All outstanding exchangeable shares must be redeemed on or before January 22, 2013 and Vermilion may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares.  Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

RISK MANAGEMENT

Crude oil and natural gas exploration, production, acquisition and marketing operations involve a number of risks.  These risks include operational fluctuations in commodity prices, exchange rates, interest rates, exploration uncertainties, product demand, transportation restrictions and governmental regulatory changes.

To mitigate these risks whenever possible, Vermilion seeks to hire personnel with experience in specific areas.  In addition, the Trust provides continued training and development to staff to further develop their skills.  When appropriate, Vermilion uses third party consultants with relevant experience to augment its internal capabilities with respect to certain risks.

Vermilion considers its commodity price risk management program as a form of insurance that protects its cash flow and rate of return.  The primary objective of the risk management program is to support Vermilion’s distributions and its internal capital development program.  The level of commodity price risk management that occurs is highly dependent on the amount of debt that the Trust is carrying.  When debt levels are higher, Vermilion will be more active in protecting its cash flow stream through its commodity price risk management strategy.

When executing its commodity price risk management programs, Vermilion uses over-the-counter financial structures as well as fixed/collar structures to economically hedge a part of its physical natural gas and oil sales.  Vermilion has strict controls and guidelines in relation to these activities and contracts only with counter parties that have high credit ratings.

Vermilion maintains an insurance program consistent with industry practice to protect against losses from accidental destruction of assets, well blowouts, pollution and other potential business interruptions.

CURRENCY RISK

Vermilion’s primary exposure to currency risk comes from a revenue stream that is denominated in U.S. dollars.  Vermilion’s exposure to fluctuations in the Euro and Australian dollar is limited primarily to reinvestment and repatriation of funds and forward-sale contracts can be used to mitigate these risks.  The remaining cash flow from Vermilion’s international operations is reinvested in each country, creating a natural hedge to the working capital and cash flow stream when they are converted to Euros and Australian dollars.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The future recoverable value of capital assets and goodwill are based on estimates that the Trust expects to realize; and
vii.	Unit compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

2008 Management’s Discussion and Analysis – Exhibit 99.2	17

SENSITIVITIES

Crude oil and natural gas prices may change significantly because of factors Vermilion cannot control.  The following table provides a summary of estimated sensitivities to price fluctuations for pro-forma production levels and expenses for the year ended December 31, 2008.

	Change in	Change in
	Cash Available for Distributions	Cash Available
	Per Unit and Exchangeable Shares	for Distributions
Change in crude oil price by US$1.00/bbl	$0.09	$6.8 million
Change in natural gas price by Cdn$0.10/mcf	$0.02	$1.7 million
Change in interest rate by one point	$0.03	$2.5 million
Change in Cdn/U.S. foreign exchange rate by one point	$0.05	$3.6 million
Change in Cdn/Euro foreign exchange rate by one point	$0.01	$0.7 million

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned in the balance sheet as of December 31, 2008.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas.  The Trust does not obtain collateral or other security to support its financial derivatives as prior to entering into a derivative contract Vermilion reviews the creditworthiness of the counterparty.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

ENVIRONMENT, HEALTH AND SAFETY

Vermilion remains committed to conducting its activities in a manner that will protect the health and safety of its employees, contractors and the Public.  Vermilion will maintain health, safety and environmental practices and procedures that comply with regulatory requirements and industry standards.  It is a condition of employment that Vermilion personnel work safely and in accordance with established regulations and procedures.

In 2008, Vermilion remained committed to the principles of the Environment, Health and Safety Stewardship Program set out by the Canadian Association of Petroleum Producers.  This voluntary initiative promotes continual improvement in the areas of environment, health and safety performance, supplemented by progress reports to stakeholders.

Vermilion continued its commitment to reduce impacts to land, water and air, as policies and procedures, demonstrating leadership in these areas, were maintained and further developed in 2008.  Examples of accomplishments during the year included:

-      Development and implementation of Vermilion’s Health Safety and Environment Management System;
-      Reducing long-term environmental liabilities through decommissioning, abandoning and reclaiming well leases and facilities;
-      Continuous auditing and management inspections;
-      Reducing waste products by reducing, recycling and recovering; and
-      Continuing risk management efforts with detailed emergency-response planning.

Vermilion is a member of several organizations concerned with environment, health and safety, including numerous regional co-operatives and synergy groups.  In the area of stakeholder relations, Vermilion works to build long-term relationships with environmental stakeholders and communities.

2008 Management’s Discussion and Analysis – Exhibit 99.2	18

INTERNATIONAL FINANCIAL REPORTING STANDARDS TRANSITION

On February 13, 2008, the Accounting Standards Board confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises such as Vermilion.

Vermilion has created an internal IFRS transition team to oversee the Trust’s adoption of IFRS and the services of a large international public accounting firm have been retained to assist the Trust in its conversion program.  The Trust has completed its scoping diagnostic to determine the areas of significant difference between Canadian GAAP and IFRS and Vermilion’s transition team is currently focusing on the design and implementation of policies and processes to allow Vermilion to prepare both IFRS and Canadian GAAP financial statements in 2010 providing for comparative financial statements after the official changeover in 2011.

NEW ACCOUNTING POLICIES

On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments – Disclosures”; and Section 3863, “Financial Instruments – Presentation”.  The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments.

On January 1, 2008, the Trust adopted Section 3031, “Inventories.”   The adoption of this standard did not impact the Trust’s consolidated financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued Section 3064 – “Goodwill and Intangible Assets” to replace Sections 3062 – “Goodwill and Other Intangible Assets” and 3450 – “Research and Development Costs”.  Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset.   This Section is effective for fiscal years beginning on or after October 1, 2008.  The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”.   These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred.  Vermilion is current assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

CORPORATE GOVERNANCE

Vermilion is committed to a high standard of corporate governance practices, a dedication that begins at Board level and extends throughout the Trust. We believe good corporate governance is in the best interest of our unitholders, and that successful companies are those that deliver growth and a competitive return along with a commitment to the environment, to the communities where they operate and to their employees. We comply with the objectives and guidelines relating to corporate governance adopted by the Toronto Stock Exchange. In addition, the Board monitors and considers the implementation of corporate governance standards proposed by various regulatory and non-regulatory authorities in Canada.  A full examination of our corporate governance policies will be provided in our Annual Information Circular, which will be filed on SEDAR (www.sedar.com) and mailed to all unitholders by March 31, 2009.

2008 Management’s Discussion and Analysis – Exhibit 99.2	19

DISCLOSURE CONTROLS AND PROCEDURES

Vermilion’s officers have established and maintained disclosure controls and procedures and evaluated the effectiveness of these controls in conjunction with the Trust’s filings.

As of December 31, 2008 the Trust has evaluated the effectiveness of the design and operation of the Trust’s disclosure controls and procedures.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded and certified that the Trust’s disclosure controls and procedures are effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management has assessed the effectiveness of the Trust’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.  Management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2008.  The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, as reflected in their report for 2008.  No changes were made to the Trust’s internal control over financial reporting during the year ending December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

2008 Management’s Discussion and Analysis – Exhibit 99.2	20

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich [2,4,5]
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

[1]  Chairman of the Board
[2]  Audit Committee
[3]  Governance and Human Resources Committee
[4]  Health, Safety and Environment Committee
[5]  Independent Reserves Committee

ANNUAL AND SPECIAL MEETING
May 8, 2009 at 10:00 a.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS & KEY PERSONNEL
FirstQuarterReportMarch 31, 2003

CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Paul L. Beique
Vice President Capital Markets

Mona Jasinski, M.B.A., C.H.R.P.
Vice President People

Raj C. Patel, P.Eng.
Vice President Marketing

Daniel Goulet, P.Eng.
Director Production and Operations

FRANCE
Peter Sider, P.Eng.
Regional General Manager, European Operations
Vermilion REP SAS

NETHERLANDS
Scott Ferguson, P.Eng.
General Manager
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

The Bank of Nova Scotia
Calgary, Alberta

Royal Bank of Canada
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

Citibank Canada
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Vice President Capital Markets

HEAD OFFICE 2800, 400 – 4TH Avenue S.W. Calgary, Alberta T2P 0J4 403.269.4884 TEL 403.264.6306 FAX 1.866.895.8101 TOLL FREE investor_relations@vermilionenergy.com www.vermilionenergy.com

2008 Management’s Discussion and Analysis – Exhibit 99.2	21